AEROBIC CREATIONS, INC.
                            201-15225 Thrift Avenue
                        White Rock, BC, Canada  V4B 2K9
                          Telephone: (604) 576-2327

February 26, 2005

Matt Franker, Esq.
Chris B. Edwards, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Mail Stop 05-10
Washington, D.C. 20549

RE:  Aerobic Creations, Inc.
     Form 10-SB12G Amendment No. 1
     File Number 000-51091

Gentlemen:

I herewith respectfully provide the following responses to your enumerated comment letter of February 18, 2005:

General
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1.  We are aware of our filing requirements under Section 12(g)(1) of the Exchange Act and intend to fully comply therewith upon the effective date.

2. Attached supplementally is a statement containing the requested acknowledgements.

Management's Discussion & Analysis
----------------------------------
Results of Operation
--------------------
3. Please see the second paragraph under the Results of Operations subsection on page 9.

4. Please see the third paragraph on page 10 and the revised Risk Factor 1 on pages 11-12, which was combined with the old Risk Factor 2.

Plan of Operation/ Projected Milestones
---------------------------------------
5-6.  Please see the updated milestones on pages 10 and 11.




Financial Statements
-------------------
7. We are currently preparing our December 31, 2004 year end financial statements and intend to have them audited and filed with our Form 10-KSB on or before the due date.

Cash Flow Statement
-------------------
8. Please see the revised heading on the Statement of Operations at page 24.

Note 3 - Common Stock
---------------------
9.  Please see the revised Note 3 to the financial statements on page
29.


We appreciate your assistance in the review of our registration statement to ensure it complies with all disclosure requirements.
Please contact the undersigned if you have any further questions or comments.

Yours truly,

/s/  Nicole Funk, President